

Mail Stop 3561

June 10, 2016

Antonio Bonchristiano
Chief Executive Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022

> **Re:** **GP Investments Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed May 13, 2016**
> **File No. 333-211355**

Dear Mr. Bonchristiano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that immediately following the business combination, Sponsor will hold approximately 28% of WDKN's outstanding common stock, giving effect to Sponsor's planned $50 million equity commitment and assuming that no public GPIA shareholders exercise their redemption rights. Please include the percentage of WDKN that will be owned by Sponsor in the event that GPIA shareholders exercise their redemption rights to the maximum extent allowable, based on outstanding shares and on a fully-diluted basis. Please provide comparable disclosure throughout your combined proxy statement and prospectus each time you discuss the relative voting power of Sponsor.

Questions and Answers About the Proposals

Why am I receiving this proxy statement/prospectus…, page 4

2.      When you state that GPIA's board of directors recommends voting in favor each of the proposals, please also briefly cross-reference the conflicts of interests of such directors in the merger, as later discussed beginning on page 35.

What will World Kitchen's equityholders receive in return for the acquisition…, page 8

3.      Here and on the prospectus cover page, please revise to clearly quantify the portion of merger consideration in terms of the amount of shares and cash that would be issued in exchange for each share of World Kitchen common stock, assuming the merger were to be consummated as of a current date.

4.      You indicate that the $500 million aggregate purchase price may be adjusted at closing pursuant to the terms of the merger agreement. Please provide ranges or estimates of such potential adjustments and quantify the relative forms of consideration that may be issued at closing (i.e. between equity and cash) to provide more meaningful disclosure of the aggregate merger consideration likely payable. Please provide comparable disclosure throughout your combined proxy statement and prospectus when discussing the $500 million aggregate purchase price.

How do our Sponsor and the other initial shareholders intend to vote…, page 18

5.      Please disclose that Sponsor and the other initial shareholders may purchase additional shares prior to the closing of the business combination in accordance with the terms set forth on pages 36-37.

Summary of the Proxy Statement/Prospectus

Sources and Uses of Funds for the Business Combination, page 38

6.      Please revise to state as of what date this information is being presented and clearly state that certain amounts, such as estimated cash from World Kitchen and World Kitchen debt, will likely fluctuate. In this regard, it appears that the amount contained in the trust account is as of a current date. However, it is not readily apparent as of what date the other amounts have been reflected.

7.      We note your table summarizing the sources and uses for funding the business combination. We note several differences in this table and the information provided in the unaudited pro forma condensed combined financial statements on page 181. For example, the value of the stock to be issued to World Kitchen equityholders, cash

proceeds to World Kitchen equityholders and payment of transaction fees. Please reconcile these amounts or explain to us the reasons for the differences.

Comparative Per Share Data, page 50

8.      Please revise to include all of the required elements of Item 3(f) of Form S-4 or explain to us how you believe you have done so. Please also tell us why you have not included historical weighted average shares outstanding and net income per share for WKI Holding Company, Inc.

Risk Factors

Risks Related to the Merger, page 81

9.      Please add a risk factor to discuss the risks resulting from the GPIA board of directors' decision not to obtain a third party valuation of World Kitchen in connection with its determination to approve the merger. Refer to Item 3 of Form S-4.

The Merger Proposal

Backgrounds of the Merger, page 115

10.     You state that GPIA reviewed 250 companies as potential investment opportunities and "made formal presentations to and/or submitted offers to several companies," including the seven companies you later identify as Company A through Company G, and none of such opportunities materialized. Please clarify whether you made formal presentations to and/or submitted offers to any companies other than the seven aforementioned entities and, if so, why you have opted to discuss solely Company A through Company G. Please also clarify whether or not World Kitchen was among the 250 companies initially reviewed and, if not, why.

11.     You note that at the time Mr. Fleiss contacted World Kitchen on October 19, 2015, Morgan Stanley already represented World Kitchen as its financial advisor. Please enhance your disclosure to discuss whether World Kitchen was actively seeking a strategic alternative at this time and whether any competing offers were received by World Kitchen prior to or after GPIA first engaged World Kitchen.

12.     We note that on December 9, 2015, GPIA submitted an indication of interest to World Kitchen reflecting an enterprise value of $513 million in a debt-free, cash-free transaction, which amount was later decreased to $503 million on January 20, 2016, increased to $520 million on February 5, 2016, and reduced to $500 million on March 11, 2016. In this regard we note your disclosure on page 134 that "[t]he consideration to be paid by GPIA was determined through negotiations between GPIA and World Kitchen," but your disclosure here does not provide any discussion of any counter-offers submitted

by World Kitchen or any other meaningful evidence of negotiation between the parties as it pertains to valuation and the ultimate aggregate merger consideration to be payable by GPIA. Please enhance your disclosure to clarify how the initial proposed valuation of World Kitchen was determined and discuss the underlying reasons behind the subsequent changes in proposed valuation. Please also clearly explain how you arrived at the aggregate merger consideration and the total mix of cash and stock consideration.

13.     You state that GPIA and World Kitchen entered into an exclusivity period beginning on February 9, 2016. Please enhance your disclosure to clarify whether GPIA extended an offer to any other company as a potential investment opportunity prior to this time.

14.     Please clarify the roles of the "multiple third-party advisers" you engaged during the due diligence process and referenced on page 119.

15.     Please elaborate upon the "various valuation metrics" that were discussed on April 13, 2016 and originally prepared by UBS in connection with discussions between GPIA and UBS about the possibility of UBS rendering a fairness opinion and whether those metrics, and any analyses drawn from them, varied from those presented to the board on April 19, 2016.

16.     Please revise to clarify the role of the special transaction committee. In this regard, disclosure on page 121 and elsewhere suggests that the special transaction committee was formed solely to assess the fairness of the terms contemplated by the equity commitment letter between GPIA and Sponsor. However, as addressed in the comment below, it appears that the special transaction committee ultimately considered and recommended the transaction with World Kitchen to the full board of directors.

17.     Please revise your disclosure to provide the factors the special transaction committee relied upon in recommending the transaction with World Kitchen to the full board of directors. In this regard, the factors in support of recommending the transaction to shareholders, as set forth on page 124, are those of the full board, not the special transaction committee.

18.     Please enhance your disclosure to address how GPIA determined to enter into the equity commitment with Sponsor and whether any alternative strategies, transactions or sources of funding were considered. Include in such discussion what consideration was given to the various advantages and disadvantages of Sponsor's equity commitment.

GPIA's Board of Directors' Reasons for Approval of the Merger, page 123

19.     We note that the UBS discussion materials were one of the factors considered by GPIA's board of directors in evaluating the merger with World Kitchen, and that UBS did not prepare, nor was it asked to prepare, a fairness opinion. Please discuss why GPIA determined it would not request a fairness opinion related to the merger from UBS.

Description of Financial Analyses and Fairness Opinion of Duff & Phelps, page 127

20.    We note the use of Management Projections by Duff & Phelps for its Discounted Cash Flow Analysis. We also note the use of projections by UBS, reflected on page 136. If both sets of projections were prepared by World Kitchen management, please state as much and explain why these projections appear to differ.

Description of Discussion Materials of UBS, page 133

21.    You state that since UBS was not requested to render a fairness opinion, "UBS did not follow the procedures that it would ordinarily follow in connection with rendering an opinion." Please describe how the omission of certain procedures impacted UBS' financial analysis.

22.    For each of the analyses conducted by UBS, please elaborate to provide additional disclosure regarding the underlying data and considerations UBS used to arrive at the values you provide. As one example only, please disclose the selected public companies and the financial data that UBS chose to use in conducting the Selected Companies Analysis.

23.    We note reference throughout your prospectus to UBS as your board's financial advisor, the role undertaken by UBS in providing assistance to GPIA's management and board of directors and your indication that GPIA's board considered the presentations of UBS in recommending shareholder approval of the business combination. In light of this reliance upon UBS, please provide us with your analysis as to whether GPIA is required to obtain a consent from UBS pursuant to Section 7(a) of the Securities Act.

Projected Financial Information, page 135

24.    Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information and explain how you determined that providing projections through 2020 was reasonable. Please also explain how you determined that the Management Projections relied upon by Duff & Phelps as part of its Discounted Cash Flow Analysis, which extend to 2022, are reasonable. Refer to Item 10(b) of Regulation S-K.

25.    We note the presentation of World Kitchen sales projections without a GAAP measure of income. Please tell us how you considered presenting projections of net income and/or earnings from continuing operations or income before extraordinary items since it can be misleading to present sales or revenue projections without a measure of income. Please also consider presenting earnings per share to avoid any misleading inferences that may arise due to contradictory trends in projected sales and projected measure of income. Refer to Item 10(b)(2) of Regulation S-K.

The Organizational Documents Proposals, page 142

26.     You state that "[t]he organization documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal." However, based on your preliminary proxy card in Annex G, with respect to proposals numbered 3 through 8, it is not clear that such proposals are conditioned upon the approval of other proposals. Please advise or revise accordingly.

Organizational Documents Proposal F- Approval of Other Changes in Connection With Adoption of the Proposal Organizational Documents

Reasons for the Amendments

Electing not to be governed by Section 203 of the DGCL, page 157

27.     Please enhance your disclosure to address more specifically the reasons why the board determined to exclude Sponsor from the definition of "interested stockholder."

U.S. Federal Income Tax Considerations, page 171

28.     If you elect to use a short-form opinion, please note that the opinion and the related tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Sections III.B and III.C of Staff Legal Bulletin 19 (Oct. 14, 2011).

Unaudited Pro Forma Condensed Combined Financial Information

3. Preliminary Allocation of Purchase Consideration, page 186

29.     You state that the purchase price for the business combination is expected to be approximately $500 million which will be reduced by the amount of indebtedness of World Kitchen and increased by the cash and cash equivalents held by World Kitchen. You further state that 75% of the merger consideration will be paid in cash and 25% will be paid in equity. Please provide us the calculations of the 75% cash consideration and 25% equity consideration of the total merger consideration and reconcile those calculations to the $200.7 million in cash consideration and $71 million in rollover equity shown in the table.

30.     Please tell us if the $6.8 million of World Kitchen's debt obligation that will carry forward after the close of the business combination represents the $4.3 million promissory note executed in connection with the closure of a distribution center in Monee, IL discussed on page 25. If so, tell us why these amounts differ.

31.     Please provide us with the detail of the $71 million of equity consideration that will be issued to the holders of World Kitchen, including the number of shares and price per share.

### 4. Pro Forma Adjustments, page 187

32.     Please provide a detailed listing of the intangible assets recorded in footnote (f). Based on your disclosure on page 187, it appears that you recorded definite lived trademarks, patents, customer relationships, technology and indefinite lived trademarks.

33.     Please provide us with your calculation of pro forma depreciation and pro forma amortization in the chart on page 191.

34.     Refer to footnote (x). Please reconcile the 16,242,250 shares subject to redemption to the initial 17,250,000 shares issued in the initial public offering. Please explain why all of the shares issued in the initial public offering are not shown as subject to redemption and how the amount subject to redemption was calculated.

35.     Refer to footnote (x). Throughout your document, you state that you will issue 6,450,300 shares to the equityholders of World Kitchen pursuant to the merger agreement. Please tell us why footnote (x) shows issuance of 7,391,337 shares World Kitchen equityholders. Please provide a reconciliation of these two amounts.

### Comparison of Corporate Governance and Shareholder Rights, page 194

36.     Please revise to disclose the vote required by shareholders to approve routine matters.

### Information about World Kitchen, page 208

37.     With respect to third-party statements in your prospectus, such as the data attributed to NPD and Nielsen, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

### Overview, page 208

38.     Please provide us with supplemental support for your statements that "World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded customer solutions" and that World Kitchen has "leading positons across all categories served." In doing so, please disclose whether the statements are based upon management's belief, industry data, reports, articles or any other source. If the statement

is based upon management's belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

Management's Discussion and Analysis of Financial Condition and Results of Operations of World Kitchen

Overview, page 220

39.     We note your disclosure on page 209 of certain strengths that management believes will enable World Kitchen to achieve its growth strategies. We further note remarks by GPIA's CEO during an investor call on April 19, 2016 pertaining to its three-pillared growth strategy for World Kitchen. Please revise your overview to include management's perspective on the business and provide an executive level overview of World Kitchen to provide context for the remainder of the MD&A discussion. Also discuss the performance indicators (financial and non-financial) that management uses to assess the business and that would be important to investors in evaluating results of operations and financial condition. Refer to Section III.A of SEC Release No. 33-8350.

Factors Affecting World Kitchen's Results of Operations, page 220

40.     We note your cross-reference to numerous risks pertaining to World Kitchen as discussed in your Risk Factors section. Please revise your disclosure to identify and discuss those specific risks and challenges facing World Kitchen and how management is addressing those concerns.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 224

41.     When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

42.     Please revise to provide further qualitative detail regarding the material changes you discuss between periods, including, where appropriate, whether such changes were attributable to increase in prices, volume or amount of goods sold or to the introduction of new products. For example, you note that sales increased in the North America segment by $12.6 million due to "new promotion activities" and in the Asia Pacific segment by $18.8 million "primarily due to growth in China's TV home shopping distribution channel," but have not addressed what factors specifically drove such changes. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

43.     Considering the significance of foreign currency to your results of operations, please quantify the impact of foreign currency rather than stating that results were "offset by unfavorable foreign currency impact."

44.    You note that your increase in gross profit for 2015 was "partially offset by an unfavorable change in distribution channel mix." In an effort to provide more meaningful and transparent disclosure, please enhance your discussion to explain the nature and drivers of the foregoing change, including how your profit margins differ amongst the distribution channels you mention on page 212 (e.g. sales through owned stores, your customer call center, your website, and wholesale via third party distributors, internet retailers and customers' retail stores) and how each of your distribution channels have impacted your results of operations and profitability for 2015. Also include disclosure regarding known trends, demands or commitments affecting your distribution channels that are reasonably likely to impact your future results of operations and financial condition. In this regard, we note your emphasis in the April 19, 2016 investor call on e-commerce growth, expanding sales channels, and a focus on optimizing store networks.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 226

45.    You state that the increase to the North America segment sales were due to increases to higher "base" business sales and higher "specialty product" sales. Please explain and differentiate the types of products included in your "base" business versus your "specialty product" sales. In doing so, please tell us whether your base business and specialty product sales have similar gross margins.

46.    We note that net sales for your Asia Pacific segment changed due to a decrease in net sales in Japan due to a channel inventory adjustment and decrease in India due to a change in distribution model. Please explain your channel inventory adjustment and change in distribution model and discuss why their impact decreased net sales.

47.    We note that net sales in your LA/EMEA segment increased due to new distribution initiatives in Europe and Mexico. Please explain what your new distribution initiatives are and how they increase net sales.

Contractual Obligations, page 230

48.    Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

<u>Compensation Discussion and Analysis in Relation to World Kitchen</u>

<u>Fiscal Year 2015 Compensation</u>

<u>Determination of Compensation, page 246</u>

49.     Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2015 for each of the named executive officers identified in the Summary Compensation Table. We note that the benchmarking information provided by your compensation consultant is only used to set the cash compensation level; though you indicate that you target the 50$^{th}$ to 75$^{th}$ percentile of your peer group in setting total compensation levels. If the information provided by your compensation consultant is not used to benchmark the other elements of total compensation (i.e. with respect to long-term equity incentive compensation and severance benefits), please clarify how such amounts were determined and the factors considered. Note that, with respect to total cash compensation, if your compensation committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies in the peer group, the range or percentile should be disclosed. We would expect this discussion to address how you arrived at the target percentages for NEOs under the management incentive plan. Refer to Items 402(b)(1)(iv) and (v) and 402(b)(2)(xiv) of Regulation S-K.

50.     Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula or other allocation mechanism, please describe it. If you follow a more generalized preference or practice in allocating among forms of compensation, please include an appropriate discussion of any such policies. Discuss how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. In this regard we note increases in total cash compensation (i.e. base salary and pursuant to the non-equity incentive compensation plan) in 2015 relative to reductions in equity awards for 4 out of 5 named executive officers. Refer to Item 402(b)(2)(ii) of Regulation S-K.

<u>Beneficial Ownership of Securities</u>

<u>Security Ownership of Certain Beneficial Owners and Management of GPIA, page 256</u>

51.     Please identify the names of the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Arrowgrass Capital Partners (US) LP, Asset Management Inc., TDAM USA Inc., and Polar Asset Management Partners Inc., LLC. See Instruction 2 to Item 403 of Regulation S-K. Refer also to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

52.     You indicate that following the business combination, your Sponsor will beneficially own 12.9% of the company's outstanding shares of common stock, which does not appear to give effect to the 5,000,000 shares of common stock issuable to Sponsor pursuant to its equity commitment. Please advise or revise accordingly.

53.     Pursuant to footnote 2, this presentation assumes that there will be no redemption by GPIA shareholders. Please also demonstrate in the beneficial ownership table the impact that the maximum allowable redemptions would have on beneficial ownership following the merger.

## Certain Relationship and Related Person Transactions

## GPIA Related Person Transactions, page 261

54.     You do not appear to have provided disclosure fully responsive to Item 404(a) of Regulation S-K. In this regard, we note that your disclosure does not address the equity commitment letter with Sponsor, dated April 19, 2016. Please revise accordingly. Please also file such letter as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

## Financial Statements

55.     Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

## WKI Holding Company, Inc. and Subsidiaries Financial Statements

## Notes to Consolidated Financial Statements

## 1. Nature of Operations and Basis of Presentation, page W-10

56.     We note here and on page 208 that you sell products via the internet through your well-established e-commerce platform. Please tell us the amount of revenues generated from e-commerce for each period presented. Please also tell us how much revenues are derived from your 108 retail stores for each period presented.

## Precious Metals, page W-12

57.     We note your use of precious metals for rebuilding tanks in your manufacturing facilities and for use in production of certain products for resale. We also note that you record precious metals at cost, using the first-in, and first-out method. Please clarify whether the precious metals recorded as a non-current asset on your balance sheet represents precious metals that will be used in rebuilding tanks and ultimately capitalized and depreciated or if it represents raw material that will be used to manufacture products for resale, or a

combination of both. If any amounts will be used for the production of products for resale, please tell us why those precious metals are not valued at lower of cost or market pursuant to ASC 330-10-35-1. For any amounts that will be used to rebuild tanks in your manufacturing facility, please tell us how you assess those precious metals for impairment.

Property, Plant and Equipment, page W-12

58. Please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation to cost of sales. If you do not allocate a portion to cost of sales, please tell us how you considered the guidance in SAB Topic 11.B regarding the description of your cost of sales line item on the income statement.

16. Segment Reporting, page W-45

59. Please disclose revenues from external customers for each type of product sold, such as bakeware and dinnerware, or for each of your brands, including but not limited to Corelle, Chicago Cutlery, Snapware, Pyrex and CorningWare. Alternatively, you may provide such disclosure in a manner in which you group similar products. Refer to ASC 280-10-50-40.

Annex A, Merger Agreement

60. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

Anenex G, Preliminary Proxy Card

61. We note that proposal 5 is seeking shareholder approval authorizing that directors of WDKN may only be removed for cause and, in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN. Please provide your analysis as to why you are not required to unbundle the foregoing items into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

62. We note that proposal 6 is seeking shareholder approval authorizing (a) the threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of shareholders and (b) removal of the ability of WDKN shareholders to take action by written consent in lieu of a meeting. Please provide your analysis as to why you are not required to unbundle items (a) and (b) into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

63.     We note that proposal 8 is seeking shareholder approval of "all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certification of incorporation and bylaws of WDKN as part of the domestication," including electing not to be governed by Section 203 of the DGCL, granting a waiver regarding corporate opportunities to WDKN's directors and officers, and adopting Delaware as the exclusive forum for certain shareholder litigation. Please provide your analysis as to why you are not required to unbundle the various material provisions to the proposed changes to your certificate of incorporation. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.

Item 21. Exhibits and Financial Statements Schedules, page II-1

64.     Please file the debt commitment letter with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp., dated April 19, 2016, as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Paul T. Schnell, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP